Exhibit 99.2

AGREEMENT FOR THE SALE OF BUSINESS OPERATIONS

Made and signed in Tel Aviv on November 24, 2015

Between:	iDnext Ltd., private company no. 512494014
Of 3 Netz Street, Ramat Gan 5258603 (Hereinafter: "iDnext")

Next-Line Ltd., private company no. 514182856 Of 3 Netz Street, Ramat Gan 5258603 (Hereinafter: "Next-Line") (iDnext and Next-Line, jointly and severally, hereinafter: the "Sellers")

Of the first part;

And:	BOS-Dimex Ltd., private company no. 512236431
Of 20 Freiman Street, Rishon Lezion 7535825 (Hereinafter: the "Seller")

Of the second part;

Whereas	iDnext is engaged, inter alia, in the supply of barcode and RFID solutions (hereinafter: "iDnext's Business Area"); and

Whereas	Next-Line is engaged, inter alia, in the provision of on-site inventory count services to logistics centers, warehouses and stores, based on the Software (as defined below) (hereinafter: "Next-Line's Business Area"); and

Whereas	The Sellers are the exclusive owners of the Acquired Operation (as defined below); and

Whereas	The Sellers wish to sell, to transfer and to assign the Acquired Operation, as defined in this Agreement below, to the Buyer, and the Buyer wishes to buy the Acquired Operation, all in accordance with the terms and conditions set forth in this Agreement below; and

Whereas	The parties seek to regulate the sale of the Acquired Operation in accordance with the provisions of this Agreement.

NOW THEREFORE, THE PARTIES WARRANT, STIPULATE AND AGREE AS FOLLOWS:

1.	Recitals, Captions, Annexes and Definitions

1.1	The Recitals, the existing annexes and the annexes which shall be attached to this Agreement, bearing the signatures of the parties to this Agreement, form an integral part hereof. For the avoidance of doubt, it is understood that after the signing of this Agreement, no revision and/or addition of an annex shall be made other than with the advance written consent of all parties.

1.2	The captions in this Agreement are designed for the sake of convenience only and shall not be given any interpretational significance.

1

1.3	The terms set forth below shall, in this Agreement, have the meaning set forth beside them, as follows:

1.3.1	The "Assigned Agreements" – the agreements with the customers and suppliers which are enumerated in Annex 2.4.1 to this Agreement, as they shall be revised from time to time, until the cutoff date.

1.3.2	The "Customers and Suppliers" – the Sellers' customers and suppliers in the business area, which are enumerated in Annex 1.3.2 to this Agreement, as they shall be revised from time to time, until the cutoff date.

1.3.3	The "Information" – including any and all know-how, data, documents, technologies, professional or other data, including business and financial information, work plans, work methods, prices, calculations, and any and all developments or adaptations or copies of such Information, etc., which are part of the Acquired Operation, as well as Information relating to the Sellers' customers in the Acquired Operation, all whether in writing or orally or as documented in any other manner.

1.3.4	The "Assimilated Employees" – those of the Sellers' employees whose employment by the Sellers was terminated, who signed a letter of declaration, waiver and settlement towards the Sellers in the form attached to this Agreement as Annex 1.3.4 (hereinafter: the "Letter of Declaration, Waiver and Settlement") before the cutoff date, and also signed an employment agreement in the form that shall be determined by the Buyer before the cutoff date, who shall be employed by the Buyer in accordance with said employment agreement. The Assimilated Employees shall begin working for the Buyer as new employees in all respects, according and subject to the provisions of this Agreement. Notwithstanding the foregoing, for certain Assimilated Employees, as determined by the Buyer, seniority rights with respect to the calculation of leave, convalescence and sick leave days shall be maintained, as shall pension provisions that shall be made from the first day of their employment by the Buyer, according to the seniority data disclosed by the Sellers in Annex 2.5.2, and according to the provisions of the law (hereinafter: the "Required Maintenance of Rights"). The Assimilated Employees include the Key Employees (as defined below).

1.3.5	The "Acquired Operation" – the Sellers' business in iDnext's Business Area and in Next-Line's Business Area, the Acquired Operation being executed by the Assimilated Employees, including all operations requiring manpower provided through subcontractors and any and all assets, tangible or intangible, relating to their operations as executed prior to the cutoff date and as they are expected and/or planned to exist within the Buyer in direct continuation of the period prior to the cutoff date, held by the Sellers, including: (1) all rights and obligations of the Seller under the Assigned Agreements and/or by virtue thereof; and (2) Goodwill, Information (as they are defined below), the Software and all other intellectual property; and (3) approvals, permits and licenses of the Sellers with respect to the Acquired Operation; and (4) the Buyer's right to purchase inventory as per the requirements of the Seller's operation as set forth in clause 6.3 below; and (5) the transferred equipment set forth in Annex 2.3 as amended from time to time, until the cutoff date.

It is understood and agreed that the Acquired Operation does not include, and the Buyer is not buying from the Sellers, the Sellers' inventory (subject to the abovementioned right to purchase inventory), Customers' debts to the Sellers for works executed by the Sellers prior to the cutoff date, the Sellers' debts to Suppliers, employees and/or any third parties in respect of goods received and services provided prior to the cutoff date, a car model Ford Mondeo registration plate 29-940-69, the business activities of the Harel family in the field of education, their description being activity in the framework of "Mofet", and any and all other assets that by nature do not serve the business activities.

2

1.3.6	The "Intellectual Property" ("IP") – the Information, Goodwill, the Software and any and all trade secrets, knowledge, inventions, developments, ideas, processes, works, software, plans and other information used by the Sellers in the framework of the Acquired Operation.

1.3.7	The "Software" – the Count4U inventory count software developed by the Sellers and exclusively owned by Next-Line.

1.3.8	"Day" or "Days" – Refer/s to calendar days.

1.3.9	"Key Customers and Suppliers" – key customers: H&M, Renuar, Sonol, Super-Pharm, Yenot Bitan, the Fox group; key suppliers: Unitech, Bibliotecha.

1.3.10	The "Cutoff Date" – January 1, 2016.

1.3.11	"Goodwill" – all of the Sellers' commercial and business connections in the business area of the Acquired Operation, including all business information, marketing information, the customer list and all commercial contacts with them, all in the business area of the Acquired Operation, as well as the right to continue to engage with said Customers in the business area of the Acquired Operation.

1.3.12	"Free and Clear" – free and clear, directly or indirectly, of any and all allegations, claims, demands, debts, liabilities, liens, charges, hypothecations, encumbrances, attachments, trusts or third-party rights.

1.3.13	The "Sellers' Employees" – all of the Sellers' employees who were employed by the Sellers prior to the Cutoff Date (including the Assimilated Employees).

1.3.14	The "Key Employees" – Moti Harel, Eran Harel.

1.3.15	The "Measurement Period" – the period from the Cutoff Date, January 1, 2016 through to December 31, 2017.

2.	The Sellers' Representations and Warranties

The Sellers hereby warrant and acknowledge that all their representations, warranties and covenants are true and accurate and correctly reflect the condition of the Acquired Operation as at the date of signing of this Agreement, and to the extent that this depends on the Sellers, shall be true and accurate on the Cutoff Date, subject, with respect to the Sellers' representations, to changes necessitated by continued operations until the Cutoff Date in the ordinary course of business and in a manner that is consistent with the Sellers' operating method prior to the signing of this Agreement.

2.1	The Sellers

2.1.1	Each of the individuals of the Sellers is private company limited by shares, duly incorporated and operating under the laws of the State of Israel and registered as an active company in the Register of the Registrar of Companies. There is no prevention against either of the Sellers' engagement in this Agreement and the performance of all of its undertakings pursuant hereto in a timely and orderly manner.

2.1.2	The provisions of this Agreement and/or the assignment and/or transfer of the Acquired Operation to the Buyer do not constitute a breach of the provisions of the incorporation documents of either of the Sellers and/or of any agreement – in writing or orally – whereto either of the Sellers is a party and/or of any law applying to the Sellers.

3

2.2	The Acquired Operation

2.2.1	The Sellers are the full and exclusive owners of the Acquired Operation (including, but not limited to, the IP and equipment itemized in Annex 2.3 below), and no party other than the Sellers has any right to the Acquired Operation (including any conditional rights), all or part thereof. Without derogating from the generality of the foregoing, the Acquired Operation, including any and all rights thereto, is Free and Clear.

2.2.2	No charges and/or liens are imposed, and/or no other rights of any third party to the Acquired Operation or any part thereof exist, and the Sellers have not made any covenants to encumber and/or grant any right to a third party with respect to the Acquired Operation or any part thereof and have not assigned any of their rights.

2.2.3	From the date of signing of the letter of intent through to the signing date, no actions have been executed with respect to the Acquired Operation that deviate from the ordinary course of business, which were not explicitly expressed in the letter of intent and/or in this Agreement, and no event has occurred that has materially changed the position of the Acquired Operation for the worse, alone or jointly with other events.

2.3	Annex 2.3 to this Agreement contains the list of equipment that is being transferred, which shall be prepared on the basis of the Sellers' Form 11 as at the date of signing of this Agreement. The Sellers warrant that Annex 2.3 includes the complete and accurate itemization of the fixed assets and that the equipment being transferred, which is included in the framework of the Acquired Operation, is exclusively owned and possessed by the Sellers and is Free and Clear. The Sellers further warrant that said equipment (when used by employees who are essentially similar to those employed by the Sellers before the Cutoff Date) is sufficient to run the Acquired Operation in the same manner in which the Acquired Operation was run before the Cutoff Date. A revised version of Annex 2.3 shall be delivered by the Sellers as at the Cutoff Date. Notwithstanding the foregoing, it is expressly understood that commencing on the date of signing of this Agreement it shall not be possible to remove equipment from the list enumerated in Annex 2.3 without the Buyer's advance written consent, save and except for equipment that that has worn out in the ordinary course of business, the value of which shall not exceed $5,000 cumulatively. The Sellers covenant that they shall continue to consistently keep a record of fixed assets that shall be purchased in the period between the signing of this Agreement and the Cutoff Date. Counting equipment that includes, inter alia, handheld stock counting terminals shall be recorded as fixed assets and not as inventory, excluding in iDnext, where terminals may be recorded as inventory on condition that (a) they are new and in the manufacturer's original sealed packaging; or (b) with the Buyer's advance written consent.

2.4	The Agreements

2.4.1	A list of all agreements and/or orders with the Sellers' Customers and Suppliers which have not yet been fully executed on the Cutoff Date, including, in the case of oral agreements – a written summary of the major commercial terms of such Customer agreements and orders in respect of said agreements – are set forth in Annex 2.4.1, which shall be attached to this Agreement (hereinafter: the "Agreements with Customers"). Annex 2.4.1 shall be updated on or about the Cutoff Date. The Annex shall also include the execution status of said agreements and/or orders.

2.4.2	The Assigned Agreements and the Agreements with the Sellers' Employees are all the agreements in which the Sellers have engaged with the Sellers' Employees and Customers, whether in writing or orally, in connection with the Acquired Operation, that are in force and effect on the signing date.

4

2.4.3	The Sellers shall act to obtain all approvals and agreements they require for the assignment of any of the Assigned Agreements to the Buyer. To the best of the Sellers' knowledge there shall be no prevention under the Assigned Agreements against the Sellers' engagement in this Agreement and against the transfer of the Acquired Operation to the Buyer.

2.5	The Employees

2.5.1	The Sellers warrant that to the best of their knowledge, they have acted and shall act until the Cutoff Date in accordance with all laws and that they have employed and shall employ (until the Cutoff Date) all of the Assimilated Employees under employment agreements that are consistent with the requirements of the law, and that they have fulfilled and/or shall complete all of their obligations to the Assimilated Employees by the Cutoff Date, and shall pay the Assimilated Employees all conditions, sums, benefits and rights owed to them with respect to their employment by the Sellers by law and/or agreement by the Cutoff Date, in a manner that is consistent with the labor laws (including collective agreements and/or extension orders, if applicable to the Sellers) and/or custom, including with respect to withholding tax and tax payments and with respect to social provisions, and including with respect to any other special condition or conditions and additional bonuses owed to the them and any and all financial entitlements of any and all kinds whereto any of the Employees may be entitled by law and/or agreement. The Sellers do not know of any claims and/or demands by the Assimilated Employees in respect of the period of their employment until the date of signing of this Agreement, and to the best of the Sellers' knowledge no such claims are expected in respect of the period ending on the Cutoff Date.

All of the Sellers' agreements with the Assimilated Employees in the Acquired Operation, whether in writing, orally or by virtue of the law, are enumerated in Annex 2.5.1 to this Agreement, and there are no additional understandings and/or arrangements and/or promises and/or covenants of any and all kinds, in writing or orally, which were made or concluded between the Sellers and any of the Assimilated Employees in the Acquired Operation. Copies of the agreements with the Assimilated Employees and the last pay slip of each of them are attached to this agreement as Annex 2.5.1 and constitute an additional and integral representation by the Sellers in the framework of this Agreement. Except for the agreements with the Sellers' Employees, there are no employment agreements in the Acquired Operation whereto the Sellers are a party.

2.5.2	All of the Assimilated Employees, their job descriptions and personal employment conditions (including seniority and social benefits) are enumerated in Annex 2.5.2 to this Agreement. Additionally, Annex 2.5.2 includes, with respect to each of the Assimilated Employees (who are not hourly employees), the calculation of the cost of such employee's monthly employment, and with regard to the Assimilated Employees who are hourly employees, the calculation of the cost of their hourly employment, reflecting the fully monthly or hourly cost, as the case may be, taking into consideration all relevant cost components required by law of the employment of said employee by the Sellers, as at the date of signing of this Agreement. The Sellers warrant that they have not received any information that any of the Assimilated Employees has any argument and/or demand and/or claim, or is likely to have any argument and/or demand and/or claim, against the Sellers with respect to their employment (including with respect to the termination of their employment).

2.5.3	The Sellers covenant to inform the Buyer in advance with regard to the Sellers' Employees who have informed them in writing that they do not wish to become the Buyer's employees as Assimilated Employees and/or shall be prevented from becoming Assimilated Employees, immediately upon learning of this, without delay.

5

2.5.4	By the Cutoff Date no debts shall be owed to the Assimilated Employees, and the Sellers, by no later than January 15, 2016, shall have made all payments to pension funds as required by law and in respect of all components for which such provisions are required to be made.

2.5.5	By the Cutoff Date, the Sellers shall have deducted all components required to be deducted by law from the salaries of the Assimilated Employees, and shall transfer the amounts deducted to the authorities in a timely manner.

2.5.6	The Sellers warrant that the Assimilated Employees include all employees who are essential for the continued operation of the Acquired Operation, and that they do not know of any position that is required for the operation of the Acquired Operation that is unstaffed.

2.5.7	The Sellers have not granted the Sellers' Employees any equity interests, including options to acquire the Sellers' shares and/or phantom rights, with respect to the Acquired Operation.

2.5.8	The Sellers' Employees are not incorporated in a workers committee or otherwise, and to the best of (the Sellers') knowledge no such attempt to associate has been made.

2.5.9	The Sellers are not members of any employers' organizations and are not obligated to pay professional handling fees to any employers' organization.

2.5.10	There have not been, and to the best of the Sellers' knowledge, there are no labor disputes in the Sellers.

2.5.11	The Sellers have not undergone an audit by the Ministry of Economy, have not been summoned to the Ministry of Economy for an investigation or inquiry, and to the best of their knowledge no complaint against them has been submitted.

2.6	Intellectual Property

2.6.1	The Sellers' use of the IP, including use of the Software, and the sale thereof to the Buyer or assignment of the right of use in its respect, including the Software, and the Buyer's use thereof after the closing of the transaction in the same manner in which they were used by the Sellers, shall not constitute a breach of the IP rights of any third party, and there is no other prevention against the use of the IP by the Buyer in the same manner in which it was used by the Sellers as at the date of the signing of this Agreement.

2.7	Legal Proceedings

2.7.1	The Sellers are not a party to any legal proceedings or disputes, the cause whereof, in whole or in part, relates to the Acquired Operation.

2.8	This Agreement has been approved by the relevant organs of the Sellers and is binding upon the Sellers in all respects. The signatories of this Agreement in the Sellers' name are authorized to do so. Attached as Annex 2.8 to this Agreement is a copy of the minutes of the meeting of the Sellers' board of directors and shareholders, which passed the following resolutions with the required majority: (1) approval of the Sellers' engagement in this Agreement and the performance hereof; and (2) approval of the sale of the Acquired Operation by the Sellers to the Buyer.

2.9	The Sellers hereby warrant that the information contained in the 2014 audited financial statements, which are attached as Annex 2.9 to this Agreement, is reliable, correct and accurate. The Sellers' income from the acquired operation in 2014 is NIS 5,491,900, and the operating profit is NIS 978,726.

6

2.10	Due Disclosure

2.10.1	The Buyer requested from the Sellers, and the Sellers gave the Buyer, all the Information they were asked to provide. The Sellers do not have additional material Information relating to the Acquired Operation that was not disclosed to the Buyer. The warranties and representations in this clause 2 and in the Annexes hereto (including their attachments) contain the complete, full and due disclosure of all relevant and material data and documents with respect to the Acquired Operation, the assets being sold, the liabilities assigned in this Agreement, and the Sellers' Employees.

2.10.2	The Sellers have no additional operations other than the Acquired Operation that are related to the business area of the Acquired Operation, in which respect assets are not being sold to the Buyer in the framework of this Agreement.

2.11	On the Cutoff Date, the Sellers shall deliver to the Buyer a bring-down certificate signed by Moti Harel as the Sellers' CEO, in the form attached as Annex 2.11 to this Agreement, in which he shall confirm, inter alia, the details set forth in clause 2 above, including the changes that have occurred, to the extent that any occurred, in the operation in the ordinary course of business as at the Cutoff Date (the "Bring-Down Certificate").

3.	The Buyer's Warranties

The Buyer warrants and covenants as follows:

3.1	It possesses the means and ability to fulfill its obligations in this Agreement, including payment of the full consideration to the Sellers, to continue to operate the Acquired Operation in the Measurement Period, including with regard to Customers and to the Assimilated Employees.

3.2	It has received the bank's approval of the performance of this Agreement, and it possesses the means and the ability to fulfill its obligations as required in the letter of consent from Bank Leumi, which is attached as Annex 3.1 to this Agreement.

3.3	There is no prevention against its engagement in this Agreement and against the performance of all of its obligations hereunder, in a timely and orderly manner.

3.4	This Agreement was approved by the Buyer's board of directors and is binding upon the Buyer in all respects. The signatories of this Agreement in the Buyer's name are authorized to do so.

3.5	Without derogating from the Sellers' representations and covenants in this Agreement, the Buyer warrants that it has performed an accounting and legal due diligence process with regard to the Acquired Operation, including meetings with key parties in the Sellers' companies. To this end, the Sellers delivered to the Buyer company all Information and documents requested of them. It is hereby understood that other than with the Seller's advance approval, the Buyer shall not approach the Sellers' Customers and/or Suppliers prior to the Cutoff Date. All public announcements by the Sellers, Moti Harel and/or Eran Harel shall be made following advance coordination with the Buyer and with its approval, with regard to the both date of publication and to the content thereof. Other than as required by law, the Buyer shall not make any public announcements relating to the business operation prior to the Cutoff Date without the Sellers' advance approval. Such approval shall not be refused or withheld if the circumstances due to which the publication is required are reasonable, and the content of the publication is consistent with the circumstances.

7

3.6	Subject to the accuracy of the Sellers' representations in this Agreement (including those in clause 2.10) and to the performance of their undertakings pursuant hereto, the Buyer does not, and nor shall it have, any argument of unsuitability of the object of sale.

4.	The Transaction – Assignment of the Acquired Operation

Subject to the provisions of this Agreement and the accuracy of the warranties of the Sellers and the Buyer set forth above, the fulfillment of all the suspending conditions and the performance of all acts required hereunder by the Cutoff Date, and against and subject to payment of the consideration in accordance with the provisions of this Agreement (for the avoidance of doubt, these are interrelated obligations), the Buyer shall acquire from the Sellers and on the Cutoff Date shall receive exclusive possession of all of the Sellers' rights to the Acquired Operation, their being Free and Clear, as set forth below:

4.1	The Sellers shall sell, transfer and assign to the Buyer's ownership, custody and possession, and the Buyer shall acquire and accept by transfer and assignment, all of the rights with respect to the Acquired Operation, effective from the Cutoff Date, in accordance with the provisions of this Agreement, their being Free and Clear.

The Buyer shall simultaneously undertake, subject to the provisions of this Agreement, to perform, commencing on the Cutoff Date, all of the obligations to third parties included in the Acquired Operation as set forth in Annex 2.4.1 above and as revised by Moti Harel on or about the Cutoff Date, and to bear all expenses involved in the Acquired Operation commencing on the Cutoff Date.

4.2	New engagements with customers, including extensions of existing engagements, shall be made by and with the Buyer; however, to the extent that any of the Customers shall stipulate its agreement on the receipt of services via a direct engagement with the Sellers, in coordination with the Sellers and with their consent, for a 12-month period after the Cutoff Date, the engagement with such Customer shall be performed by the Sellers for the Buyer, under back-to-back conditions.

4.3	On the Cutoff Date, all of the following acts shall be performed:

4.3.1	The Acquired Operation shall be transferred by the Sellers to the exclusive and complete ownership of the Buyer;

4.3.2	The Buyer shall transfer the consideration pursuant to clause 6.1 to the Sellers;

4.3.3	The Buyer shall enter into service agreements with iDnext in the form attached as Annex 4.3.3.

All of the acts enumerated in clause 4.3 above shall be deemed to have been executed simultaneously, and no single act shall be deemed complete and no single document shall be deemed delivered until all the acts on such date have been completed, payment of the consideration under clause 6.1 shall have been made in full, and all documents shall have been delivered.

4.4	Date of the Apportionment of Rights and Obligations – the Cutoff Date

The parties hereby determine the Cutoff Date as the date from which time and thereafter the following provisions shall apply:

4.4.1	Income from the Operation

The Buyer shall be entitled to all income in respect of the Acquired Operation from the Cutoff Date and thereafter, even if such income was received or entered on the Sellers' books of account at any time prior to the Cutoff Date (advance payments from Customers). Such payments shall be transferred to the Buyer, as the case may be, within 7 business days from the date of their receipt, without any offset and/or deduction being made, against a tax invoice duly issued by the Buyer to the Sellers.

8

The Sellers shall be entitled to all income from the Acquired Operation in respect of the period until the Cutoff Date, even if such income was received or entered on the Buyer's books of account at any time after the Cutoff Date. Such payments shall be transferred to the Sellers within 7 business days from the date of their receipt, without any offset and/or deduction being made.

4.4.2	Payments and Expenses

From the Cutoff Date and thereafter, the Buyer shall be liable for all payments and expenses relating to the Acquired Operation. The Sellers shall be liable for all payments and expenses relating to the Acquired Operation prior to the Cutoff Date. In the case of any payment or expense paid after the Cutoff Date, which relates to the Acquired Operation until the Cutoff Date and vice versa, a refund of such payments shall be transferred to the Buyer or Sellers, respectively, within 7 business days from the date they were paid, without any offset and/or deduction being made.

4.4.3	Without derogating from the generality of the foregoing and for the avoidance of doubt, it is understood that also after the Cutoff Date the Sellers alone shall be liable for and shall bear all of the Sellers' liabilities and undertakings with respect to the Acquired Operation, including all of the Sellers' undertakings, obligations and liabilities to any third party with respect to the Acquired Operation, the cause whereof relates to the period prior to the Cutoff Date, as well as all payment obligations and any and all other obligations and/or liabilities, including to Suppliers and/or Customers and/or banks and/or any authority and/or other creditors, the cause whereof relates to the period prior to the Cutoff Date.

4.4.4	Annex 4.4.4 includes a list of all agreements (such as service contracts and guarantees) and advance payments by Customers that were signed by the Sellers and in which respect payment was received or an invoice issued prior to the Cutoff Date. Annex 4.4.4 specifies, with respect to each agreement, the Customer's name, the term of the agreement and the payments received as aforesaid. By no later than February 28, 2016, the portions of advance payments or service contracts shall be transferred to the Buyer pro rata to the term of the agreement remaining from the Cutoff Date until the expiration of the agreement with such Customer.

4.4.5	Account Settlement

By no later than April 30, 2016, a reckoning shall be made between the parties, in which they shall together calculate the balance of accounts between them, including calculation of the income and expenses of the operation in relation to the Cutoff Date.

4.4.6	Car Leasing

A list of all leased vehicles serving the employees and a copy of the lease agreements in respect of these vehicles appears in Annex 4.4.6 to this Agreement. The Buyer shall bear all costs relating to the leased vehicles serving the Assimilated Employees commencing on the Cutoff Date, and on the date of said reckoning the Buyer shall pay to the Sellers the amount of the advance deposits paid by the Sellers in respect of said vehicles as at the period after the Cutoff Date. Before the vehicles are transferred the Sellers shall test the vehicles for damage and take a reading of the odometers at the leasing companies and shall submit confirmation to the Buyer of payment for any damage and excess mileage billed. To the extent possible and without adversely affecting the leasing conditions, the lease agreements shall be transferred to the Buyer's name on the Cutoff Date or as soon as practicably possible.

9

4.4.7	Equipment

On the Cutoff Date, all of the fixed assets set forth in Annex 2.3 to this Agreement shall be transferred "as is" to the Buyer's ownership, such equipment being Free and Clear.

4.5	Assignment of the Agreements

4.5.1	The Sellers covenant to use their best efforts to assign and transfer all of their rights and obligations under the Assigned Agreements to the Buyer; alternatively and excluding agreements with Key Customers and Suppliers, the Buyer shall perform the Assigned Agreements with Customers as the Sellers' subcontractor commencing on the Cutoff Date and thereafter. It is agreed that actual payment to the Buyer by a certain Customer shall be deemed transfer of the Customer to the Buyer and/or approval of the transfer by such Customer for the purposes of this Agreement.

4.5.2	The parties covenant to cooperate for this purpose and to sign any and all documents and to execute any and all acts required to efficiently complete such transfer.

4.5.3	Other than with respect to agreements with Key Customers and Suppliers, if any such agreement is not transferred/assigned immediately after the signing date and the Sellers continue to be a party to such agreement, the Buyer shall bear all liabilities and expenses involved therein, shall benefit from all income deriving from such Customer pursuant to the agreement with the Customer, and shall indemnify the Sellers for all liabilities it shall incur with respect to such agreement, all as if the Buyer were a party to the agreement and not the Sellers (and the Sellers shall not be entitled to any consideration in this context). This back-to-back arrangement shall apply until the earlier of the receipt of the above Customer's consent to assign the agreement with it or the expiration of said agreement. The Sellers shall make every effort required to collect debts owed by the above Customers (at the Buyer's expense and according to its reasonable instructions) and shall transfer all such payments to the Buyer within 7 business days from the date of actual receipt thereof, without any offset and/or deduction being made, against a tax invoice duly issued by the Buyer to the Sellers. It is agreed that the renewal of agreements in which respect the above arrangement applies after the date of expiration thereof shall be made directly with the Buyer to the extent possible.

4.6	The Employees

4.6.1	The Sellers shall give advance notice as required by law (in accordance with the law or their employment agreements, whichever period is the longer) to all of the Sellers' Employees of their dismissal. The date of termination of the employer-employee relationship shall be the Cutoff Date. If the Cutoff Date falls before the end of the advance notice period, the employer-employee relationship shall be terminated on the Cutoff Date, and the Sellers shall pay the Sellers' Employees notice pay. The Sellers shall make a full final reckoning for all of the Sellers' Employees according to the provisions of the law and the liabilities to such employees (in writing or orally), in accordance with their employment agreements.

4.6.2	By the Cutoff Date all Assimilated Employees shall have signed Letters of Declaration, Waiver and Settlement, and subject thereto, new employment agreements with the Buyer in the form determined by the Buyer under substantially similar employment conditions to those that applied to their work for the Sellers (hereinafter: the "Employment Agreements"). It is understood and agreed that the validity of the Employment Agreements shall be conditional on the completion of this Agreement. The new Employment Agreements shall take effect immediately after the Cutoff Date.

10

4.6.3	Within twenty days at most after the Cutoff Date, the Sellers shall present to the Buyer copies of letters of release to the relevant funds in respect of all Assimilated Employees as well as Forms 161, in confirmation of payment of full severance pay to the Employees by the Sellers.

4.6.4	On the Cutoff Date, the Sellers shall confirm that they have paid the Assimilated Employees, on the dates determined in the law, all sums required to be paid in the context of the settlement of accounts following termination. Without derogating from the foregoing, the Sellers shall confirm that they had made provisions in respect of all Assimilated Employees and have released all sums owing to them (including severance pay/release of funds) and that they have paid (to the extent required by law or agreement) supplementation of severance pay, full notice pay/payment in lieu of notice, redemption of convalescence days and leave days until the Cutoff Date as aforesaid. The Sellers shall deliver to the Buyer confirmation and an itemization of the reckoning made for each of the Assimilated Employees. It is hereby understood that: (a) the employment of the Assimilated Employees by the Buyer shall begin only commencing on the Cutoff Date and thereafter, according to the terms and conditions of their new Employment Agreements with the Buyer; (b) other than the Maintenance of Rights of certain Assimilated Employees as set forth above, continuity of rights shall not be maintained for the Assimilated Employees in relation to the period of their employment by the Sellers; (c) subject to the provisions of par. (b) above, the Buyer shall in no case bear any liability and/or expense in respect of the employment of the Assimilated Employees and/or any of the Sellers' Employees and/or the termination thereof, in respect of the period that precedes the date of commencement of their employment by the Buyer. It is understood and agreed that the Sellers shall be exclusively and fully liable in respect of the entire period preceding the date of commencement of the employees' employment by the Buyer, and they are the ones that shall bear any and all payments required to be paid and/or which shall be paid by the Buyer to any of the Sellers' Employees in respect of said period.

4.6.5	For the avoidance of doubt, it is understood that the Buyer does not undertake any liability and/or obligation of any and all kinds with respect to the Sellers' Employees who are not among the Assimilated Employees before and/or after the Cutoff Date, and the Sellers shall remain the full employers and fully and solely liable for all obligations to them in all respects.

5.	The Sellers shall indemnify and compensate the Buyer and/or any party acting on its behalf for any payment, liability or expense (including attorney's fees) arising from a demand and/or argument and/or claim against the Buyer and/or any party acting on its behalf by any of the Sellers' Employees for the payment and/or award of funds and/or compensation in respect of benefits and conditions relating to and/or arising from a cause that is related to their employment and/or the period of their employment by the Sellers and/or to the period preceding the Cutoff Date and/or in respect of any argument pursuant whereto they are new employees of the Buyer and that they are entitled to payment arising from the continuity of rights in respect of the period of their employment until the date of commencement of their employment by the Buyer, if any, all on condition that the Buyer shall inform the Sellers of any such demand on or about the time it was received by the Buyer. The Buyer shall enable the Sellers to defend against any such claim and the Buyer shall not take any legal action, including a settlement with any plaintiff, other than following receipt of the Sellers' advance written approval, and such approval shall not be refused or withheld other than on reasonable grounds. In this context the parties clarify that although certain representations were qualified by the Sellers as being "to the best of their knowledge", this does not, and nor shall it, derogate from or limit the Buyer's right to indemnification (and the Sellers' undertakings to indemnification) by virtue of the Agreement with regard to exposure in respect of the Sellers' Employees, without qualification or restriction. Therefore, for the purposes of the Buyer's rights to indemnification as provided in this Agreement, the abovementioned representations shall be read as if they are not qualified by a "to the best of the knowledge of" statement.

11

6.	The Consideration

In consideration for the transfer and sale of the Acquired Operation by the Sellers, the Sellers shall be entitled to a consideration in the amount of NIS 2,900,000 (Two Million Nine Hundred Thousand New Shekels) under the following terms and conditions and on the following dates (hereinafter: the "Consideration"):

6.1	On the Cutoff Date, the Buyer shall pay the Sellers the sum of:

6.1.1	NIS 1,600,000 shall be paid to Next-Line in cash plus VAT at the applicable rate; and

6.1.2	NIS 1,300,000 in blocked shares of the Buyer's parent company, B.O.S. Better Online Solutions Ltd. (hereinafter: "BOS"), plus VAT at the applicable rate. Of the total shares, the sum of NIS 900,000 in shares shall be paid to iDnext and the sum of NIS 400,000 in shares shall be paid to Next-Line. For the purpose of the calculation, the share value is NIS 7.988 ($2.051), and the allocation is 112,662 shares to iDnext and 50,072 shares to Next-Line.

6.2	In addition, the Buyer shall pay iDnext pay-for-performance payments as set forth below. These payments shall be calculated making reference to the Acquired Operation as an independent profit center that shall be entered on the Buyer's books of account separately from the Buyer's business prior to the signing of this Agreement. To secure the payment of the success fee as set forth in this Agreement, the Seller shall deposit with a trustee two cheques made to the order of iDnext, dated May 20, 2017 and May 20, 2018. No amount shall be entered on the cheques. The parties shall enter into a trust agreement with an agreed trustee, which shall contain provisions with respect to entering the sums on the cheques and their delivery to iDnext where iDnext is entitled to a success fee and it was not paid in a timely manner, all as set forth in this Agreement and in the trust agreement. The parties shall bear the costs of the trustee in equal parts.

6.2.1	Fifteen days after the publication of the 2016 audited financial statements (and by no later than May 15, 2017) iDnext shall be paid a success fee in an amount equal to one-half of the operating profit of the Acquired Operation for 2016, multiplied by 4 and less NIS 1,450,000. The success fee shall be paid plus VAT at the applicable rate.

6.2.2	Additionally, fifteen days after the publication of the 2017 audited financial statements (and by no later than May 15, 2018) iDnext shall be paid a success fee in an amount equal to one-half of the operating profit of the Acquired Operation for 2017, multiplied by 4 and less NIS 1,450,000. The success fee shall be paid plus VAT at the applicable rate.

6.2.3	For the avoidance of doubt and except as provided in clause 6.6.2.2 below, all payments that shall be paid to the Sellers are irrevocable. The measurement years shall be considered jointly and not severally, in such manner that the calculation of the operating profit shall be the average for the measurement years. Should the average calculation indicate that the Sellers were paid an excess amount in respect of 2016 the Buyer shall be entitled to offset such excess amount from the payment owed to the Sellers for 2017, to the extent that any payment shall be owed. In any case where such offset is not possible, the Sellers shall refund the excess payment paid in respect of 2016 by no later than 12 months from the date of delivery of said calculation to them by the Buyer.

12

6.2.4	The pay-for-performance payments set forth in clause 6.2 above shall be made as a mix of cash and shares (taking into account a share price based on the weighted average for 20 trading days, ending on the last trading day before the payment date), at the Buyer's exclusive decision, provided, however, that the total amount of the share component shall not exceed 35% of the payment.

6.2.5	In the case of late payment, such payment shall bear annual arrears interest at the prime rate plus 4% p.a.

6.2.6	The BOS shares that shall be received by the Sellers shall be of the class of shares traded on NASDAQ. The shares shall be blocked for a 12-month period commencing on the date of their receipt, and their release may subsequently be requested to allow them to be traded on NASDAQ, subject and according to the US securities laws (Rule 144 and its restrictions).

6.2.7	The Sellers and/or Moti Harel and/or Eran Harel (to the extent that shares are received pursuant to this Agreement) covenant not to trade, directly or indirectly, in the Buyer's shares before 48 hours have passed from the time that the closing of the transaction is announced by the Buyer, and in any event at all times they are in possession of inside information, all in accordance with the Buyer's procedures, which are attached as Annex 6.2.7 to this Agreement.

6.2.8	The operating profit shall be measured commencing on the Cutoff Date according to the Buyer's accounting policy based on US GAAP, and subject to the following rules:

6.2.8.1	Software development costs: A separation shall be made between development costs expended for maintenance purposes, which shall be recorded as an expense on the profit center's statement of income in the year in which the expenses were created, and substantial development costs expended in order to create a new advantage and which are expected to yield a profit commencing in 2018 and thereafter, which shall not be taken into account in calculating the profit of the Acquired Operation;

6.2.8.2	It is hereby understood that all Software expenses incurred for maintenance purposes, even if substantial, shall be recorded as an expense of the profit center;

6.2.8.3	Amortization of intangible assets that shall be derived by the Buyer as a result of the acquisition of the operation and Software depreciation shall not be taken into account in calculating the profit of the Acquired Operation;

6.2.8.4	The existing cost structure of the Acquired Operation shall be retained by the Buyer, and for the purpose of calculating the profit of the Acquired Operation, no overhead burden of the Buyer shall be added to the Acquired Operation. A document detailing the structure of the income and expenditures of the Acquired Operation (including an estimate in the event of growth of the Acquired Operation and reference to the distribution of income in the event of cross sales between the Buyer and the Acquired Operation) is attached as Annex 6.2.8.4 to this Agreement;

6.2.8.5	Commissions paid to the Buyer's salespeople in respect of sales of products of the Acquired Operation shall be deducted from the operating profit, and commissions in respect of sales of the Buyer's products by the Sellers shall be added to the operating profit of the Acquired Operation;

13

6.2.8.6	Rental costs, management fees and municipal rates and taxes in respect of the Acquired Operation in a monthly amount of NIS 4,500 shall be deducted from the operating profit.

6.3	The Buyer shall purchase the Sellers' existing inventory as at the Cutoff Date upon the consumption thereof and before buying any other inventory for the Acquired Operation, provided, however, that said inventory is suited to the needs of the Acquired Operation and sale thereof shall yield a profit. Payment for the inventory shall be made in cash within 90 days from the date of consumption thereof, at cost in the Sellers' books of account. Where the cost of the inventory in the books does not include import costs, it is agreed that said costs shall be added to the price that shall be paid. The Sellers' inventory as at the Cutoff Date shall be transferred to the Buyer's premises, and all inventory withdrawals shall be reported to the Sellers and paid for accordingly. Notwithstanding the foregoing, inventory that is not consumed within 12 months from the Cutoff Date shall be transferred free of additional charge (i.e. no consideration shall be paid for it) to the Buyer's ownership and shall form part of the sold operation. The Buyer's abovementioned undertaking to purchase inventory upon the consumption thereof shall also apply in a case where the Buyer has terminated the Services Agreement with iDnext in the Measurement Period, except in respect of a fundamental breach thereof.

6.4	The Consideration that shall be paid by the Buyer to the Sellers for the acquisition of the Acquired Operation as set forth in this clause above is final and absolute. For the avoidance of doubt, the fixed assets in accordance with the foregoing form part of the Acquired Operation and no additional payment shall be made in respect thereof.

6.5	It is hereby understood that an outside consultant on the Buyer's behalf will apply PPA after hearing the Sellers' position prior to publishing the allocation of surplus costs. The Buyer does not covenant that the results of the outside consultant's examination and the subsequent entries on the Buyer's books of account shall be consistent with the allocation of the Consideration by the Sellers.

6.6	Notwithstanding the foregoing in this Agreement, it is agreed that:

6.6.1	Should the Services Agreement (as defined below) be terminated until December 31, 2016, the parties shall act as follows:

6.6.1.1	To the extent that termination of the Services Agreement was initiated by the Buyer – but not including in respect of a breach of the Services Agreement by iDnext or in the case where the Buyer has discontinued the continued operation of the Acquired Operation – the Buyer shall pay to the Sellers, in cash, as a single and final payment for the acquisition of the operation, an amount of NIS 2,100,000 plus VAT at the applicable rate (i.e. the sum of NIS 1,050,000 plus VAT at the applicable rate in respect of 2016 and NIS 1,050,000 plus VAT at the applicable rate in respect of 2017). For the avoidance of doubt, in such case the Sellers shall not be entitled to the payment under clause 6.2.1 or 6.2.2.

6.6.1.2	To the extent that the services in the framework of the Services Agreement are not provided by iDnext through Moti Harel and/or Eran Harel, and/or to the extent that iDnext has initiated the termination of the Services Agreement other than due to force majeure and/or the incompetence of Moti Harel and/or Eran Harel – the Sellers shall be entitled to the receipt of payments in respect of 2016 and 2017 as provided in clauses 6.2.1 and 6.2.2; however, in such case, notwithstanding the provisions of clause 6.2.8, the operating profit of the Acquired Operation for the years 2016 and 2017 shall be calculated as a profit center that shall include the Buyer's customary burden costs in the measurement of profit centers including, inter alia, a proportionate part of the salaries of the BOS group's management, a proportionate part of BOS's overhead as a public company, the salaries of alternative employees and managers in the Acquired Operation, etc.

14

6.6.2	Should the Services Agreement be terminated between January 1, 2017 and December 31, 2017, the parties shall act as follows:

6.6.2.1	To the extent that termination of the Services Agreement was initiated by the Buyer – but not including in respect of a breach of the Services Agreement by iDnext or in the case where the Buyer has discontinued the continued operation of the Acquired Operation – then in addition to the payment set forth in clause 6.2.1 in respect of 2016, the Buyer shall pay to the Sellers as a single and final payment for the acquisition of the operation, in respect of 2017, an amount of NIS 1,050,000 plus VAT at the applicable rate, in cash. For the avoidance of doubt, in such case the Sellers shall not be entitled to the payment under clause 6.2.2.

6.6.2.2	To the extent that the services in the framework of the Services Agreement are not provided by iDnext through Moti Harel and/or Eran Harel, and/or to the extent that the Sellers and/or Moti Harel and/or Eran Harel (and/or the company under their ownership) have initiated the termination of the Services Agreement other than due to force majeure and/or the incompetence of Moti Harel and/or Eran Harel – the Sellers shall be entitled to the receipt of payments in respect of 2016 and 2017 as provided in clauses 6.2.1 and 6.2.2; however, in such case, notwithstanding the provisions of clause 6.2.8, the operating profit of the Acquired Operation for the years 2016 and 2017 shall be calculated as a profit center that shall include the Buyer's customary burden costs in the measurement of profit centers including, inter alia, a proportionate part of the salaries of the BOS group's management, a proportionate part of BOS's overhead as a public company, the salaries of alternative employees and managers in the Acquired Operation, etc. If the amount of the payment in respect of 2016, calculated as provided in this paragraph above, is lower than the amount that the Sellers received prior to the termination of the Services Agreement, to the extent that they received same, in respect of 2016 (pursuant to clause 6.2.1), the Sellers shall refund the difference to the Buyer within 7 days from the date whereon the Buyer so requested.

6.6.3	Discontinuation of the Acquired Operation

6.6.3.1	It is understood that the Buyer may, at any and all times, by a resolution adopted by the board of directors of the company, discontinue the continued operation of the Acquired Operation at its exclusive and absolute discretion, and without being required to give reasons for its decision. It is expressly understood that if and to the extent that the Acquired Operation is discontinued for any reason, the Buyer shall not be required to pay to the Sellers, to Moti Harel and to Eran Harel (or to any of their number) the compensation set forth in clauses 6.6.1.1 and 6.6.2.1, and in such circumstances said compensation shall not be paid.

6.6.3.2	Notwithstanding the foregoing, the parties agree that in a case where the Buyer has informed iDnext of the discontinuation of the Acquired Operation:

6.6.3.2.1	The non-competition limitation shall be revoked, and the Sellers and/or Moti Harel and/or Eran Harel shall be entitled to engage in the Acquired Operation and/or in any operation in competition with the Buyer's operation, without any limitation.

15

6.6.3.2.2	The Buyer shall dismiss all employees engaging in the Acquired Operation at such time.

6.6.3.2.3	The Buyer shall enable the release of Moti Harel's blocked shares of the company subject to the provisions of the law.

6.6.3.2.4	In addition, subject to no event having occurred until the date whereon the operation is discontinued that grants the Buyer's bank (Bank Leumi) the right to demand the immediate settlement of the Buyer's debts and liabilities to it (in whole or in part):

6.6.3.2.4.1	The Buyer shall transfer the IP, as defined above, to the Sellers, free of charge;

6.6.3.2.4.2	The Sellers shall be obliged to acquire from the Buyer the fixed assets relating to the Acquired Operation, as they are entered on the Buyer's books of account, at cost, by no later than 60 calendar days from the date of discontinuation of the operation.

7.	Management of the Acquired Operation

7.1	On the Cutoff Date, Moti Harel shall be appointed a vice president of the company, and together with Eran Harel they shall be appointed managers of the Acquired Operation as set forth in the Services Agreement between iDnext and the Buyer, which is attached as Annex 4.3.3 to this Agreement (hereinafter: the "Services Agreement"); the total cost of their joint employment and/or services to the Buyer company, including car running costs, shall be NIS 400,000 plus VAT per year (hereinafter: the "Management Fees"). The provisions of this clause shall not derogate from the success fee whereto iDnext may be entitled.

7.2	The parties agree that in the Measurement Period Moti Harel shall be entitled to determine the identity of the employees of the Acquired Operation, provided, however, that said employees shall meet the company's threshold requirements for employees, shall undertake the company's procedures and shall sign the company documents that are relevant to employees.

7.3	The Services Agreement shall apply in the Measurement Period, until December 31, 2017 (subject to the possibility of its termination in accordance with the provisions of the Services Agreement). By no later than three months prior to the expiration of the Services Agreement, the parties shall discuss the possibility of its renewal and the terms and conditions thereof.

8.	Other Rights

8.1	Until the end of the Measurement Period, resolutions by the board of directors of BOS with respect to the Acquired Operation shall be passed after Moti Harel has been granted the opportunity to present his position to the members of the board.

9.	On or about the Cutoff Date, the board of directors of BOS shall appoint Moti Harel as a director of BOS until the next general meeting. If Moti is unable to serve as a director for any reason, Eran Harel or another representative on his behalf who is acceptable to the Buyer and who shall be appointed by Moti Harel shall serve as a director in his stead. In addition, Moti Harel shall be proposed as a candidate for appointment to the board of directors by the shareholders in the general meeting. Moti Harel's said right shall expire when shares constituting 10% or more of the Consideration paid in shares of the company under clause 6 have been sold (cumulatively) or on January 1, 2018, or on the date of discontinuation of the operation, whichever is the earliest (hereinafter: the "Expiration Date"). If Moti Harel is not appointed to the board of directors by the shareholders in the general meeting as aforesaid, the board of directors of BOS shall appoint Moti Harel as an observer on the board of directors of BOS until the Expiration Date.

16

10.	Suspending Conditions

Completion of the performance of this Agreement is subject to the fulfillment of all of the following suspending conditions:

10.1	The Key Customers and Key Suppliers have given their consent to the assignment of the Assigned Agreements to the Buyer and to the Sellers' engagement in this Agreement and to the transfer of the Acquired Operation to the Buyer commencing on the Cutoff Date and thereafter, to the extent that such consent is required; alternatively, the Key Customers have agreed to the execution of the Acquired Operation by the Sellers and the Buyer in a back-to-back arrangement, in such manner that the Acquired Operation shall be transferred to the Buyer being Free and Clear.

10.2	On the date of signing of this Agreement, Moti Harel has signed a deed of personal guarantee of the Sellers' covenants and representations in this Agreement, in the form attached as Annex 10.2 to this Agreement.

10.3	All Annexes that were not attached to this Agreement on the signing date have been attached hereto, in a form that is agreeable to the Buyer.

10.4	Until the Cutoff Date and by no later than January 20, 2016, the Sellers shall have delivered the Letters of Declaration, Waiver and Settlement of all the Assimilated Employees plus the complete details of the final financial reckoning with them, confirming that the employment of the Assimilated Employees by the Sellers has been terminated, that they have been paid all sums owed to them in respect of the entire period of their work for the Sellers preceding the Cutoff Date and the termination thereof, and that the Assimilated Employees have no arguments and/or claims for any payment as salaried employees of the Sellers in respect of the entire period preceding the Cutoff Date and in accordance with clause 4.6.3 above. It is understood that the Buyer shall not employ, or shall not continue to employ, employees who have terminated their employment by the Sellers and did not confirm that they have no claims and/or demands against the Sellers, as provided above. It is understood and agreed that any cost that shall be caused to the Buyer as a result of the termination of the employees' employment due to failure to sign a Letter of Declaration, Waiver and Settlement, including an advance notice period, hearing procedure and/or any claim relating to debts owed by the Sellers to the employee, shall apply exclusively to the Sellers, and they shall indemnify the Buyer upon first demand in respect of any cost arising as a result. Indemnification is subject to the Buyer permitting the Sellers to conduct the claim should they so desire; the Buyer shall inform the Sellers of any such demand or claim immediately upon the receipt thereof; the Buyer shall not admit nor settle any such claim or demand other that with the Sellers' advance written consent or if the settlement does not impose any liability on the Sellers.

10.5	All of the Sellers' representations and warranties shall be correct as at the date of signing of the Agreement, and all representations and warranties set forth below, mutatis mutandis as per the Sellers' activity (provided, however, that such activity is carried out in the ordinary course of business and in a manner that is consistent with the manner of the Sellers' business activities prior to the signing of this Agreement) shall be correct between the date of signing of the Agreement and the Cutoff Date, and on the Cutoff Date: clauses 2.1.1, 2.1.2, 2.2.1, 2.2.2, 2.2.3, 2.2.4, 2.3.1, 2.3.2, 2.3.3, 2.3.4, 2.4, 2.5, 2.6, 2.7, 2.8, 2.9 and 2.10.

10.6	In the Buyer's opinion, a document updating the representations does not indicate a material adverse change in the Acquired Operation. All conditions that must be satisfied were satisfied and/or all acts that must be performed have been performed, and/or all documents required to be delivered have been delivered pursuant to this Agreement. It is understood that the non-receipt of an immaterial number of Letters of Declaration, Waiver and Settlement in a timely manner as required in clause 10.4 above shall not constitute a breach of this Agreement and shall not prevent the performance hereof, and its outcome shall be the termination of the engagement with those employees who did not sign the Letters of Declaration, Waiver and Settlement as required, as set forth above.

17

10.7	The Buyer (and the Buyer alone) shall be entitled, at its exclusive discretion, to waive, in advance and in writing, until the date of fulfillment of each of the suspending conditions, satisfaction of all or part of the suspending conditions set forth in clause 10 above, provided, however, that it has informed the Sellers of this in writing; all provided that the Acquired Operation is fully assigned to the Buyer.

10.8	Moti and Eran Harel have signed an approval of the assignment of Intellectual Property in the form attached as Annex 10.8 to this Agreement.

11.	Subject to the signing of this Agreement, approval by the boards of directors of the parties to this Agreement, and against the signing of a loan agreement, the form whereof is attached as Annex 11, the Buyer shall extend to the Sellers a loan of NIS 1,000,000 (hereinafter: the "Amount of the Loan"). The Amount of the Loan shall be transferred to iDnext's bank account on the date of signing of this Agreement. The loan is interest-free, unlinked and personally guaranteed by Moti Harel. On the Cutoff Date, the loan agreement shall expire and the Amount of the Loan shall be cleared by its offset against the Consideration in cash under clause 6.1.1. To the extent that the transaction is not closed for any reason, the Amount of the Loan shall be refunded to the Buyer by no later than March 31, 2016, and this shall constitute complete and final defrayal of the loan.

12.	Liability, Indemnity, Non-Solicitation/Non-Competition

12.1	If and to the extent that a representation made by the Sellers to the Buyer in the framework of this Agreement shall be found to be untrue and/or inaccurate, and/or it shall transpire that a material undertaking by the Sellers was not performed in full pursuant to this Agreement, the Sellers shall compensate and indemnify the Buyer for any damage, loss or expense (including attorney's fees and court costs) the Buyer shall be caused as a result, upon the Buyer's first demand, on condition that with respect to third-party demands and/or claims the Sellers shall be given written notice of any and all demands and/or claims by a third party, the cause whereof is likely to lead to such indemnification, on or about the time of receipt thereof, without unnecessary delay, and the Sellers (and their attorneys) shall be given the opportunity to defend against any such demand and/or claim in the Buyer's name. The Buyer shall not covenant and shall not reach a settlement agreement (that imposes any obligation on the Sellers) with any third party, other than with the Sellers' advance written consent.

12.2	In addition to the foregoing, the Sellers shall bear all liability and shall compensate and indemnify the Buyer for damage, loss, demand, claim, actual loss or expense (including attorney's fees and court costs) the Buyer shall be caused in connection with the Acquired Operation, the cause whereof lies in the period preceding the Cutoff Date, provided, however, that the demand and/or claim and/or bill of indictment are not the result of an act or omission by the Buyer, including and without derogating from the generality of the foregoing: (1) any undertakings to the Sellers' Employees; (2) undertakings to payment and any and all other obligations and/or liabilities to Suppliers and/or to a Customer and/or to banks and/or to any authority and/or to other creditors; (3) claims and/or demands and/or arguments relating to the services provided by the Sellers before the Cutoff Date and/or the cause whereof was created in the period preceding the Cutoff Date; (4) claims and/or demands and/arguments by any of the Sellers' Employees (including Key Employees) and/or any third party relating to any IP rights to the Software and/or to any other part of the Acquired Operation.

Indemnification is subject to the Buyer permitting the Sellers to conduct the legal action should they so desire; the Buyer shall inform the Sellers of any such demand or claim immediately following the receipt thereof; the Buyer shall not admit nor settle any such claim or demand other than with the Sellers' advance written consent; the Sellers shall provide the Buyer with all reasonable assistance in defense or settlement by the Buyer with respect to such claim or demand.

18

12.3	The Buyer shall bear all liability and shall compensate and indemnify the Sellers for damage, loss, demand, claim, actual loss or expense (including attorney's fees and court costs) (hereinafter: "Damages") that the Sellers shall be caused in connection with the Acquired Operation, the cause whereof lies in the period after the Cutoff Date, including and without derogating from the generality of the foregoing: (1) any undertaking to the Assimilated Employees; (2) undertakings to payment and any and all other obligations and/or liabilities to Suppliers and/or to a Customer and/or to banks and/or to any authority and/or to other creditors; (3) claims and/or demands and/or arguments relating to the services provided by the Buyer after the Cutoff Date and/or the cause whereof was created in the period after the Cutoff Date. Notwithstanding the provisions of this Agreement and according to all laws, the Buyer's liability and indemnification under this Agreement shall be limited, as follows: (a) the Buyer shall not bear any liability in respect of indirect and/or consequential damages and/or in respect of loss of profit; (b) the Buyer shall not bear any liability or compensation or indemnification obligation in a case where the Damages were caused, directly or indirectly, in whole or in part, as a result of a negligent act or omission by Moti Harel and/or Eran Harel and/or either of the Sellers without the Buyer's approval, or in breach of their fiduciary duties to the company; (c) the Buyer's liability for Damages shall not exceed the cumulative sum of NIS 1,200,000.

12.4	Indemnification is subject to the Sellers permitting the Buyer to conduct the legal action should it so desire; the Sellers shall inform the Buyer of any such demand or claim immediately following the receipt thereof; the Sellers shall not admit nor settle any such claim or demand other than with the Buyer's advance written consent; the Buyer shall provide the Sellers with all reasonable assistance in defense or settlement by the Sellers with respect to such claim or demand.

12.5	It is agreed that notwithstanding all provisions of this Agreement and according to all laws, the Sellers' liability and indemnification under this Agreement shall be limited, as follows: (a) the Sellers shall not bear any liability in respect of indirect and/or consequential damages, including for payment of compensation, damages or any payment or expense in respect of loss of profit as a result of the engagement in this Agreement; and (b) the Sellers' cumulative liability shall not exceed the amount of the Consideration (including the value of the shares) they received pursuant to this Agreement.

12.6	Without derogating from the Buyer's abovementioned right to indemnification as set forth in this clause above, the Buyer shall be entitled to offset any damage, loss, demand, claim, actual loss or expense (including attorney's fees and court costs) it was caused as set forth in this clause 12 against any sum it is required to pay to the Sellers hereunder, provided, however, that the Buyer has informed the Sellers in writing of its intention to do so 30 days in advance.

12.7	The limitations on indemnification set forth above shall not apply in cases where the court has asserted, in a final judgment, that the damage was caused due to malicious intent, fraud or extreme mala fide of a party.

12.8	Non-Solicitation; Non-Competition; Non-Disclosure

Subject to the restrictions in the antitrust laws, the Sellers shall not, directly or indirectly, operate in the business area of the Acquired Operation and/or shall not grant any similar or corresponding service, and shall not approach and shall not solicit and shall not employ any of the Assimilated Employees as they are defined in this Agreement, and/or any person who, in the 12 months preceding the Cutoff Date, was an employee of the Sellers and/or any of the Sellers' Employees who is employed in the field of the Acquired Operation, until the later of: (a) four years after the Cutoff Date; and (b) two years after the expiration of the engagement with Moti Harel and/or Eran Harel (the later of the two) as employees or as service providers to the Buyer company and/or to BOS and/or to a related company of the foregoing (hereinafter: the "Restriction Period").

19

12.9	It is understood that as part of the IP sold the Buyer, all of the Sellers' trade secrets and its know-how are also being sold. Accordingly, the Sellers covenant to maintain in absolute confidence all Information relating to the Acquired Operation, not make any use thereof other than for the purpose of winding up its operations in the business area of the Acquired Operation and not to transfer it to another, for a consideration or free of charge. This undertaking is unlimited in time and shall remain in full force and effect for as long as the Information has not entered the public domain, other than as a result of a breach of the Sellers' undertaking.

12.10	In addition and without derogating from the generality of the foregoing, the Sellers covenant not to make any further use, directly or indirectly, including through a company under their control and/or a person holding their shares, directly or indirectly, of the IP relating to the Acquired Operation (other than in the framework of the Services Agreement and subject to the terms and conditions thereof), and the Buyer alone may make use of said IP, subject to the agreements in the framework of this Agreement.

12.11	The Sellers hereby covenant not to compete with the Buyer in any manner whatsoever, directly or indirectly, themselves and/or through others, in the business area of the operation (or in any other area that overlaps with the Acquired Operation) and/or in products and/or services, for the duration of the Restriction Period. Without derogating from the generality of the foregoing, in the context of the foregoing the Sellers covenant that they shall not be shareholders (other than a passive holding that does not exceed 0.25% of the shares of a public company that were purchased as part of an investment portfolio managed by an institutional fund, without the Sellers' specific instructions), interested parties, consultants or managers of any entity that is liable to compete with the Buyer's business in the business area of the Acquired Operation.

12.12	The Sellers covenant that for the duration of the Restriction Period they shall not approach any of the Sellers' Customers and/or Suppliers prior to the date of this Agreement, and further covenant not to accept them as its customers and/or suppliers even if they had approached them.

13.	Transfer and Assignment

13.1	The parties to this Agreement shall be prevented from transferring and/or assigning their rights and/or obligations hereunder, including any part thereof, to any third party (hereinafter in this sub-clause: "Transferee"), other than with the other party's advance written consent, and such consent shall not be withheld other than on reasonable grounds. In any case, the grant of such consent, if granted, is conditional on the Transferee's written agreement, prior to such transfer, to assume, without limitation, all rights and obligations arising and/or imposed upon the transferor party in accordance with this Agreement, including the Annexes hereto.

14.	Taxes and Expenses

14.1	All payments shall be made against the receipt of a tax invoice. Submission of a valid tax withholding certificate on the payment date is a condition for the transfer of any payment (including the allotment of the shares).

14.2	VAT shall be added to all payments set forth above, according to the rate in effect on the actual payment date. The VAT component in respect of the Consideration paid in kind shall be paid to the Sellers in cash on the reporting date to the VAT authorities (the 15th day of the month after the date whereon the Consideration was delivered to the Sellers).

20

14.3	Each of the parties shall bear the taxes and compulsory payments imposed upon it by law with respect to this Agreement, to the extent that any shall be imposed.

14.4	Each of the parties shall bear the fees of its attorneys and consultants, as well as its other expenses with respect to this Agreement and the performance hereof.

15.	Dispute Resolution

15.1	Any dispute and/or disagreement between the parties with respect to this Agreement and that which arises from this Agreement and/or relating to the performance of this Agreement and/or the execution of acts hereunder shall be resolved in negotiations between the parties, and in the absence of agreement, the parties shall attempt to resolve such dispute and/or disagreement through a conciliator and/or conciliators, the identity whereof shall be agreed by and between the parties (hereinafter: the "Conciliators"). Should the parties fail to reach an agreement on the identity of the Conciliators, the Conciliator shall be determined by the Chairman of the Israel Bar Association.

15.2	To the extent that the Conciliators shall not succeed in resolving any dispute within 30 days from the date whereon a party had so requested of them, the dispute shall be referred for decision by the court possessing subject matter jurisdiction domiciled in the city of Tel Aviv – Jaffa only.

16.	Miscellaneous

16.1	Without derogating from the foregoing, the parties covenant, commencing on the Cutoff Date, to execute any and all acts and to sign any and all documents required for the transfer of the Acquired Operation to the Buyer and/or for the transfer of the Assigned Agreements to the Buyer's name and/or for the transfer of the Assimilated Employees to the Buyer and in order to perform this Agreement.

16.2	This Agreement is governed by the laws of the State of Israel. The competent courts in Tel Aviv – Jaffa shall have unique and exclusive jurisdiction to discuss all matters relating to this Agreement, including the performance, breach and interpretation hereof.

16.3	This Agreement, including its Annexes, embodies the entire agreement between the parties with respect to the transaction contemplated hereunder, and no prior undertaking, representation, arrangement, agreement, promise, understanding and/or engagement between the parties with respect to these matters, in writing or orally or in any other manner, binding or non-binding, shall not be valid, and upon the signing hereof this Agreement annuls any and all agreements or undertakings between the parties, if any, prior to the signing hereof.

16.4	Each of the parties hereby covenants to maintain in absolute confidence, commencing on the date of signing of this Agreement, and not to disclose to any third party whatsoever, any information with respect to this Agreement, the provisions and the terms and conditions hereof, except if so required by law and/or by a competent authority. This limitation shall not apply to reports to employees, consultants or partners of any of the parties with respect to the transaction contemplated hereunder, unless stated otherwise in this Agreement.

16.5	Any modification or addendum to this Agreement shall not be valid unless made in writing and signed by all parties.

16.6	A party to this Agreement shall not be deemed to have waived any right pursuant to this Agreement or as being prevented or estopped from making use of such right and/or demanding the enforcement thereof, other than if such waiver is made in the manner prescribed in this Agreement or is included in a written document bearing its signature.

21

16.7	A written waiver as provided above shall be valid exclusively with respect to the rights expressly stated in the written document, and shall not have the power to influence any other right of such party.

16.8	The remedies and cures granted to the parties under this Agreement are designed merely to add and not to detract from the remedies and cures awarded to them by law.

16.9	The provisions of this Agreement shall not constitute a contract for benefit of third parties, including the Customers and the employees.

16.10	The addresses of the parties for the purpose of this Agreement are as set forth in the Recitals hereto, or any other address in Israel of any of the parties whereof it has informed all other parties in writing. Any notice by any of the other parties with respect to this Agreement shall be sent to the addressee by personal delivery or registered mail to its address as provided above, and shall be deemed to have reached the addressee on the date whereon it was delivered in person, or after 4 days have elapsed from the date whereon it was sent by registered mail as aforesaid, as the case may be.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT AS OF THE DATE AND AT THE VENUE FIRST WRITTEN ABOVE:

Next-Line Ltd. Name: Title:	iDnext Ltd. Name: Title:

BOS-Dimex Ltd. Name: Title:

In accordance with and subject to the terms and conditions of this Agreement and the completion hereof, B.O.S. Better Online Solutions Ltd., public company no. 520042565, confirms its undertaking to allot shares as provided in clause 6 above, and further confirms its undertaking to propose Moti Harel as a candidate for appointment to the board of directors at the general meeting that shall convene in 2017, as set forth in clause 9 above.

B.O.S. Better Online Solutions Ltd. Name: Yuval Weiner Title: CEO

Name: Eyal Cohen Title: CFO

22